VIA EDGAR

Ms. Heather Clark

Mr. Andrew Blume

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

July 24, 2024

Dear Ms. Clark and Mr. Blume,

Re:	Lanvin Group Holdings Ltd

Form 20-F for the Year Ended December 31, 2023

Filed April 30, 2024

File No. 001-41569

Reference is made to the comment letter (the “Comment Letter”) dated July 2, 2024 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2023, filed by Lanvin Group Holdings Limited (the “Company”) with the SEC via EDGAR on April 30, 2024.

In order to consider and fully respond to all of the comments raised by the Staff in the Comment Letter, the Company believes that it will require additional time beyond the ten business days referred to in the Comment Letter. Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until August 9, 2024.

We are grateful for the Staff’s time and assistance in this matter. If you have any further comments or questions, please contact Howie Farn by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

PARTNERS

Teresa Y Y Ko Robert S Ashworth Calvin C S Lai Thomas T Y Ng Arun Balasubramanian Simon J Weller* Grace Y H Huang K Tim Mak Alastair N C Mordaunt* Richard Wang Georgia K Dawson* Edward G Freeman John J H Choong Richard W Bird Daniel J French Richard J Perks Philip Q Li Matthew J O’Callaghan Bing X Guan Howie C H Farn Sarah X Su David W Yi

REGISTERED FOREIGN LAWYERS	* non-resident

Xin Liu (New York, USA)

Client Meeting Suite: 36th Floor, Two Exchange Square, Central, Hong Kong

2|2

Yours faithfully

/s/ Freshfields Bruckhaus Deringer

Freshfields Bruckhaus Deringer

cc:

Zhen Huang, Chairman, Lanvin Group Holdings Limited

Eric Chan, Chief Executive Officer, Lanvin Group Holdings Limited

Kat Yu David Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited